UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
April 1, 2009
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

EXHIBITS
SIGNATURES
EXHIBITS INDEX
EX-99.1

SAP AG
FORM 6-K
On March 26, 2009, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued its SAP Annual Report 2009. The SAP Annual Report 2009 is attached as Exhibit 99.1 hereto and incorporated by reference herein.
This document contains forward-looking statements and information that is based on management’s beliefs and assumptions that are made using information currently available to them. Any statements contained in this document or the Exhibit hereto that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions and projections about future conditions and events. The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Management and Risk Factors section, our outlook, and other forward-looking information appearing in other parts of this report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2009, which was filed with the SEC on March 25, 2010. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except where legally required we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise.

EXHIBITS

Exhibit No.	Exhibit

99.1	SAP Annual Report 2009 issued on March 26, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SAP AG

(Registrant)

By: Name:	/s/ BILL MCDERMOTT Bill McDermott	By: Name:	/s/ JIM HAGEMANN SNABE Jim Hagemann Snabe
Title:	Co-Chief Executive Officer	Title:	Co-Chief Executive Officer

By:	/s/ WERNER BRANDT

Name:	Dr. Werner Brandt
Title:	Chief Financial Officer

Date: April 1, 2009

EXHIBITS INDEX

Exhibit No.	Exhibit

99.1	SAP Annual Report 2009 issued on March 26, 2009

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